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                                                                      EXHIBIT 12



                 HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                  (All dollar amounts are stated in millions.)


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                                         NINE MONTHS       NINE MONTHS
                                        ENDED SEPT. 30    ENDED SEPT. 30
Year ended December 31                      2000              1999          1999        1998        1997        1996        1995
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
Net Income                                $   814.2        $   709.9     $ 1,019.9   $   304.0   $   767.1   $   650.0   $   412.3
Income taxes                                  434.3            383.8         550.8       361.8       391.9       350.1       299.0
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Income before income taxes                  1,248.5          1,093.7       1,570.7       666.7     1,158.0     1,008.1       707.6
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Fixed charges:
  Interest expense (1)                      2,054.3          1,584.4       2,158.3     2,009.3     1,803.0     1,727.9     1,675.9
  Interest portion of rentals (2)              32.8             27.6          37.7        46.1        46.8        45.2        37.1
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Total fixed charges                         2,087.1          1,612.0       2,196.0     2,057.4     1,909.8     1,773.1     1,713.0
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Total earnings as defined                 $ 3,335.6        $ 2,705.7     $ 3,766.7   $ 2,724.1   $ 3,068.8   $ 2,781.2   $ 2,420.6
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Ratio of earnings to fixed charges (4)         1.60             1.68          1.72        1.32        1.61        1.67        1.41
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Preferred stock dividends (3)                  --              --            --          --          --          --          --

Ratio of earnings to combined
 fixed charges and preferred
 stock dividends                               1.60             1.68          1.72        1.32        1.59        1.55        1.40
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



                            FOOTNOTES TO EXHIBIT 12


(1) For financial statement purposes, interest expense includes income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3)  Preferred stock dividends are grossed up to their pre-tax equivalents.

(4) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding Beneficial merger and integration related costs of $751 million after tax, our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.81.